 Exhibit 99.1
IFRS USD Press Release

Industry leading FY23 revenue growth of 15.4% with healthy 21.0% operating margins

Revenue growth guidance of 4%-7% and operating margin guidance of 20%-22% for FY24

Bengaluru, India – April 13, 2023: Infosys (NSE, BSE, NYSE: INFY), a global leader in next-generation digital services and consulting, delivered $18.2 billion in FY23 revenues with industry-leading growth of 15.4% in constant currency and operating margins of 21.0%. Growth was broad-based across industry verticals and geographical regions. Digital comprised 62.2% of overall revenues and grew at 25.6% in constant currency.

Q4 year on year growth was 8.8% and sequential decline was 3.2% in constant currency terms. Operating margin for the quarter was 21.0%. Free cash flow conversion was 95.7% for Q4. Continuing the recent trend, attrition declined further in Q4.

“Our strong performance in FY23 is a testimony to the continued focus on digital, cloud and automation capabilities which resonated with our clients. We have launched exciting programs with our clients leveraging generative AI platforms" said Salil Parekh, CEO and MD. "As the environment has changed, we see strong interest from our clients for efficiency, cost and consolidation opportunities, resulting in a strong large deal pipeline. We have expanded our internal program on efficiency and cost to build a path to higher margins in the medium term. We continue to invest in our people and in supporting our clients“, he added.

Guidance for FY24:

•	Revenue growth of 4%-7% in constant currency
•	Operating margin of 20%-22%

1.	Key highlights:

For the quarter ended March 31, 2023	For the year ended March 31, 2023

•       Revenues in CC terms grew by 8.8% YoY and declined by 3.2% QoQ

•       Reported revenues at $4,554 million, growth of 6.4% YoY

•       Digital revenues at 62.9% of total revenues, YoY CC growth of 15.0%

•       Operating margin at 21.0%, decline of 0.5% YoY and QoQ

•       Basic EPS at $0.18, growth of 0.2% YoY

•       FCF at $713 million, decline of 6.3% YoY; FCF conversion at 95.7% of net profit

•        Revenues in CC terms grew by 15.4% YoY

•        Reported revenues at $18,212 million, growth of 11.7% YoY

•        Digital revenues at 62.2% of total revenues, YoY CC growth of 25.6%

•        Operating margin at 21.1%, decline of 2.0% YoY

•        Basic EPS at $0.71, growth of 1.3% YoY

•        FCF at $2,534 million, decline of 17.1% YoY; FCF conversion at 85.0% of net profit

Our continued focus on cost optimization and operational efficiencies have helped in achieving operating margins of 21.0% in FY23, said Nilanjan Roy, Chief Financial Officer. “Free cash generation in Q4, led by robust collections, was strong. Executing on our capital allocation policy, we successfully completed the share buyback and have proposed a final dividend of 17.50 for FY23”, he added.

2.	Capital Allocation

For FY23, the Board has recommended a final dividend of 17.50 per share ($0.21 per ADS*). Together with the interim dividend of 16.50 per share already paid, the total dividend per share for FY23 will amount to 34.00 (app. $0.41 per ADS*) which is a 9.7% increase over FY22. With this, the company has announced total dividend of approx. 14,200 crore (approx. $1.7 billion*) for FY23.

The company has completed the open market share buyback on February 13, at an average price of approx. 1,539 per share (compared to maximum Buyback Price of 1,850 per share). Consequently, the share capital of the company has reduced by 1.44%.

Including the recently concluded buyback and final dividend for FY23, the company has returned approx. 86% of Free Cash Flow to shareholders under the current capital allocation policy.

*USD-INR rate of 82.00

3.	Client wins & Testimonials
•	Infosys and bp collaborated to create 'Energy-as-a-Service' offering for holistic energy management that can enable energy savings, cost reduction, decarbonization and supply reliability. Sashi Mukundan, President, bp India and Senior Vice President, bp Group, said, “bp and Infosys have brought together their complementary capabilities, products, and services to create an integrated Energy-as-a-Service offering. This strategic collaboration builds on our energy transition goals where we can deliver secure, affordable, lower carbon energy the world increasingly needs, managed by AI/ML based digital platform to drive energy efficiency. With this engagement, we will aim to support our customers in achieving their sustainability goals faster.”
•	Infosys extended its collaboration with Microsoft to accelerate industry adoption of cloud. Anant Maheshwari, President, Microsoft India, said, “This engagement with Infosys extends our trusted relationship over the past two decades and will accelerate the innovation and transformation journeys of businesses worldwide. As we continue to shape the future of the industry cloud, we are pleased to bring together our complementary strengths and serve our strategic customers better through Microsoft Azure-powered solutions with Infosys Cobalt.”
•	Infosys rolled out its Private 5G-as-a-Service to accelerate business value for its enterprise clients worldwide. Mark Colaluca, Vice President/GM, Communication Technology Group, HPE, said, “Enterprises see Private 5G as an enabler for their digital transformation, and the Infosys approach of vertically aligned pre-integrated business solutions can accelerate 5G adoption. HPE and Infosys are working together by combining HPE’s Private 5G solutions with Infosys as-a-Service offering and pre-integrated vertical use-cases for faster customer value realization.”
•	Infosys collaborated with ZF Friedrichshafen AG to revamp their multi-echelon supply chain with SAP Integrated Business Planning® and Infosys Cobalt. Rainer Scheuring, Vice President IT AC Market and Materials Management, ZF Friedrichshafen AG, said, “Based on the holistic IBP planning approach and the guidance of our implementation partner Infosys, we built the foundation for improved availabilities and reduced inventories within our multi-echelon supply chain.”
•	Infosys Finacle implemented the Infosys Finacle Liquidity Management Solution for ABN AMRO’s corporate customers, to empower them with a wide range of services to better identify, manage, and enhance liquidity positions on the go. Xander van Heeringen, Director of Transaction Banking, ABN AMRO, said, “We are excited to announce this collaboration with Infosys Finacle, the market-leading provider of banking technology. The right technology investment for corporate banking customers is of great importance to ABN AMRO as smarter cash management is evolving as a key priority for our customers, pushing the need for driving resilience in treasury operations. Together with Infosys Finacle, we will further enable ABN AMRO to propel with its liquidity management business transformation.”
•	United Nations Development Programme (UNDP) collaborated with Infosys Public Services (IPS) to deploy UNDP’s Quantum Global Digital Management System to provide a unified and seamless platform for all UNDP business functions. Sylvain St-Pierre, Chief Information Officer, UNDP, said, “Digital technology will allow us to rapidly evolve with the ever-changing development needs of people and our planet. Our previous systems were difficult to change and often made it challenging to adapt to changing global development needs and world events. This new digital core represents a quantum leap forward that enables UNDP with a modernized, integrated platform, allowing for truly transformative digital capabilities combined with a first-rate digital user experience. Quantum, our new digital corporate management system implemented with Infosys Public Services, underpins a #FutureSmart UNDP that leaves no one behind.”
•	Infosys collaborated with GE Digital to accelerate grid transformation for the utilities sector. Together, GE Digital and Infosys will follow a joint go-to-market approach to deliver value added solutions for grid related products and services, for their new and existing clients. “With energy transition driving increasing complexity on the grid, alignment between IT and OT is becoming very important,” said, Mahesh Sudhakaran, General Manager, GE Digital Grid Software. “Our collaboration with Infosys will help accelerate adoption of grid software that bridges these disciplines, equipping the next generation of grid operators with the tools they need to keep the grid stable, resilient, and sustainable. The utility’s ability to not just manage but orchestrate the clean energy grid relies on a unique combination of software and partnership for strategy building, as well as execution of solutions. Infosys’ clear understanding of GE solutions and strong commitment to leadership will enable significant productivity and service level improvements, along with critical cost efficiencies.”
•	Infosys Compaz collaborated with StarHub to enable their IT transformation to help boost the quality, performance, availability, responsiveness, and cost efficiency of StarHub’s foundational technology platform, while improving customer satisfaction and minimizing cyber risks. Kee Yaw Yee, CIO, StarHub, said, “We are excited to collaborate with Infosys Compaz to strengthen key components of our IT application and infrastructure landscape as we prepare for the future with a new IT operating model. StarHub’s technology leadership, coupled with Infosys’ deep domain competencies, local presence, and proven digital capabilities, will definitely strengthen and accelerate StarHub’s digital journey, which augurs well for our DARE+ strategy and promises to benefit our customers.”

4.	Recognitions
•	Recognized as one of the 2023 World’s Most Ethical Companies® by Ethisphere
•	Positioned in the Leadership category of the Indian Corporate Governance Scorecard Assessment 2023
•	Recognized as a Global Top Employer 2023 by the Top Employers Institute
•	Won the Gold Award at the Brandon Hall Group Excellence in Technology Awards
•	Won the Sustainability 100+ Award for Carbon Neutrality under Climate Action category
•	Won the Asset Triple A ESG Awards 2022 for Diversity and Inclusion
•	Won the ICAI Sustainability Reporting Awards 2021-22 for Gender Equality
•	Won the Economic Times Best Organisations for Women Award, 2023
•	Identified as a leader in 2022 ISG Provider Lens™ Digital Business Enablement and ESG Services in US, UK, Nordics, Germany, Australia and Brazil
•	Positioned as a leader in Avasant’s CPG Digital Services 2022-23 RadarView™
•	Positioned as a leader in Avasant’s Hybrid Enterprise Cloud Services 2022-23 RadarView™
•	Rated as a leader in The Forrester Wave™: Multicloud-Managed Services Providers, Q1 2023
•	Positioned as a leader in Everest Application and Digital Services (ADS) in Life and Annuity (L&A) Insurance PEAK Matrix® Assessment 2023
•	Positioned as a leader in Everest Advanced Analytics and Insights (AA&I) Services PEAK Matrix® Assessment 2023
•	Positioned as a leader in Everest Digital Transformation Consulting Services PEAK Matrix® Assessment 2023
•	Rated as a leader in IDC Worldwide Manufacturing Intelligence Transformation 2023 Vendor Assessment
•	Rated as a leader in IDC Worldwide Manufacturing Intelligence Transformation Strategic Consulting 2023 Vendor Assessment
•	Rated as a leader in IDC MarketScape: Worldwide Professional Services Firms for Mining Operational Process Optimization 2023 Vendor Assessment
•	Rated as a leader in IDC MarketScape: Asia/Pacific Intelligent Digital Workplace Services 2023 Vendor Assessment
•	Ranked as a leader in HFS Horizons: The Best Service Providers for Retail Banking, 2023
•	Ranked as a leader in HFS Horizons: Digital Engineering Service Providers, 2023
•	Ranked as a leader in HFS Horizons: Metaverse Services Providers 2023
•	Positioned as a leader in Constellation ShortList™ Innovation Services and Engineering
•	Positioned as a leader in Constellation ShortList™ Learning Marketplaces
•	Positioned as a leader in Constellation ShortList™ Microsoft End-to-End Service Providers
•	Rated as a leader in NelsonHall Financial Services Cloud NEAT, BPaas NEAT, and SaaS NEAT 2023
•	Recognized as the Top Service Provider Across Nordics in the Whitelane Research and PA Consulting IT Sourcing Study 2023
•	Infosys Finacle won the ‘Best Core Banking System Initiative in partnership with Bank Raya’ and ‘Best Retail Bank in partnership with Axis Bank’ at the Retail Banker International Asia Trail blazer Awards 2023
•	Infosys BPM recognized as a Leader & Star Performer in Everest Group Capital Markets Operations PEAK Matrix® Assessment 2023
•	Infosys BPM recognized as a Leader in Everest Group Marketing Services PEAK Matrix® Assessment 2023
•	Infosys BPM recognized as a Leader in the NelsonHall Financial Services Cloud, SaaS & BPaaS NEAT 2023
•	Infosys BPM and Rio Tinto won the SSON North America Impact Award 2023, in the Business Resiliency category
•	Infosys BPM won the Best CSR Impact Award at the Corporate Social Responsibility Summit & Awards 2023 by UBS Forum

About Infosys

Infosys is a global leader in next-generation digital services and consulting. Over 300,000 of our people work to amplify human potential and create the next opportunity for people, businesses and communities. With over four decades of experience in managing the systems and workings of global enterprises, we expertly steer clients, in more than 50 countries, as they navigate their digital transformation powered by the cloud. We enable them with an AI-powered core, empower the business with agile digital at scale and drive continuous improvement with always-on learning through the transfer of digital skills, expertise, and ideas from our innovation ecosystem. We are deeply committed to being a well-governed, environmentally sustainable organization where diverse talent thrives in an inclusive workplace.

Visit www.infosys.com to see how Infosys (NSE, BSE, NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

This Release contains ‘forward-looking statements’ within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance and that are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘may’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘continue’, ‘intend’, ‘will’, ‘project’, ‘seek’, ‘could’, ‘would’, ‘should’ and similar expressions. Those statements include, among other things, statements regarding our business strategy, our expectations concerning our market position, future operations, growth, margins, profitability, attrition, liquidity, and capital resources, our ESG vision, our capital allocation policy, the effects of COVID-19 on global economic conditions and our business and operations, wage increases, change in the regulations including immigration regulation and policies in the United States. These statements are subject to known and unknown risks, uncertainties and other factors which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2022. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Rishi Basu +91 80 4156 3998 Rajarshi.Basu@infosys.com	Mary-Ellen Harn +1 704 359 7996 maryellen.harn@infosys.com

Infosys Limited and subsidiaries

Extracted from the Condensed Consolidated Balance Sheet under IFRS as at:

(Dollars in millions)

	March 31, 2023	March 31, 2022
ASSETS
Current assets
Cash and cash equivalents	1,481	2,305
Current investments	841	880
Trade receivables	3,094	2,995
Unbilled revenue	1,861	1,526
Other Current assets	1,349	1,159
Total current assets	8,626	8,865
Non-current assets
Property, plant and equipment and Right-of-use assets	2,516	2,429
Goodwill and other Intangible assets	1,095	1,042
Non-current investments	1,530	1,801
Unbilled revenue	176	124
Other non-current assets	1,369	1,294
Total non-current assets	6,686	6,690
Total assets	15,312	15,555
LIABILITIES AND EQUITY
Current liabilities
Trade payables	470	545
Unearned revenue	872	834
Employee benefit obligations	292	288
Other current liabilities and provisions	3,135	2,766
Total current liabilities	4,769	4,433
Non-current liabilities
Lease liabilities	859	607
Other non-current liabilities	460	521
Total non-current liabilities	1,319	1,128
Total liabilities	6,088	5,561
Total equity attributable to equity holders of the company	9,172	9,941
Non-controlling interests	52	53
Total equity	9,224	9,994
Total liabilities and equity	15,312	15,555

Extracted from the Condensed Consolidated Statement of Comprehensive Income under IFRS for:

(Dollars in millions except per equity share data)

	3 months ended March 31, 2023	3 months ended March 31, 2022	Year ended March 31, 2023	Year ended March 31, 2022
Revenues	4,554	4,280	18,212	16,311
Cost of sales	3,164	2,955	12,709	10,996
Gross profit	1,390	1,325	5,503	5,315
Operating expenses:
Selling and marketing expenses	202	179	776	692
Administrative expenses	231	226	902	868
Total operating expenses	433	405	1,678	1,560
Operating profit	957	920	3,825	3,755
Other income, net (3)	72	78	300	281
Profit before income taxes	1,029	998	4,125	4,036
Income tax expense	284	245	1,142	1,068
Net profit (before minority interest)	745	753	2,983	2,968
Net profit (after minority interest)	744	752	2,981	2,963
Basic EPS ($)	0.18	0.18	0.71	0.70
Diluted EPS ($)	0.18	0.18	0.71	0.70

NOTES:

1.	The above information is extracted from the audited condensed consolidated Balance sheet and Statement of Comprehensive Income for the quarter and year ended March 31, 2023, which have been taken on record at the Board meeting held on April 13, 2023.
2.	A Fact Sheet providing the operating metrics of the Company can be downloaded from www.infosys.com.
3.	Other income is net of Finance Cost.
4.	The quarter figures added up to the figures reported in previous quarters might not always add up to the year ended figures reported in this statement as all figures are taken from the source and rounded off to the nearest digits.